EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Incorporation
Patterson Dental Supply, Inc.	Minnesota

Direct Dental Supply Co.	Nevada

Patterson Dental Canada Inc.	Canada

Webster Veterinary Supply, Inc.	Minnesota

PDC Funding Company, LLC	Minnesota

Patterson Technology Center, Inc.	Minnesota

Colwell Systems, Inc.	Minnesota

Webster Management LP	Minnesota

AbilityOne Products Corp.	Delaware

Patterson Medical Products, Inc.	Michigan

AM FAB, Inc,	Michigan

Tumble Forms, Inc.	New York

Midland Manufacturing Company, Inc.	South Carolina

Sammons Preston Canada, Inc.	Ontario

J.A. Preston Corporation	New York

Milburn Distributions, Inc.	Arizona

AbilityOne Homecraft Limited	England & Wales

AbilityOne Kinetec S.A.	France

AOC Vertriebs GmbH	Germany

AbilityOne Limited	England & Wales